                                                               EXHIBIT (a)(1)(J)


Contacts:
Brian Steer
Mark Goble, M.D.
Gyrus Group PLC
###-##-#### 219 750



FOR IMMEDIATE RELEASE

June 5, 2001

GYRUS GROUP PLC ANNOUNCES CLOSURE OF SOMNUS TENDER OFFER; WILL PROVIDE SUBSEQUENT OFFERING PERIOD

LONDON - June 5, 2001 - Gyrus Group PLC, a public limited company organized under the laws of England and Wales, and its wholly owned subsidiary, Gyrus Acquisition, Inc., a Delaware company, announced today the successful closure of their cash tender offer to purchase shares of Somnus Medical Technologies, Inc. (NASDAQ: SOMN) at $3.11 per share. As of the expiration of the initial offering period at 12:00 midnight, New York City time, on Monday, June 4, 2001, a total of 14,968,935 shares of Somnus stock (approximately 86.25% of the outstanding shares) had been validly tendered pursuant to the offer (including 901,075 shares tendered pursuant to guaranteed delivery procedures), all of which shares have been accepted by Gyrus Acquisition, Inc.

In addition, Gyrus has elected to provide a subsequent offering period, which will expire at 12:00 midnight, New York City time, on Monday, June 11, 2001. Somnus shareholders who have not yet tendered their shares may do so at any time prior to the expiration of the subsequent offering period.

Following the subsequent offering period, Gyrus Acquisition, Inc. will merge with Somnus. As a result of the merger, remaining shareholders of Somnus will receive the same consideration of $3.11 per share as was received by shareholders who tendered in the offer, and Somnus will be 100% owned by Gyrus Group.

Gyrus Group develops bipolar radio frequency technologies for the minimal access surgery markets, with a particular concentration in the laparoscopic, arthroscopic, hysteroscopic and urology markets. Somnus designs, develops, manufactures and markets innovative medical devices that utilize their proprietary temperature controlled radio frequency, or TCRF, technology for the treatment of upper airway disorders.